EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2015

(In thousands)

Earnings
Net income before minority interest	$31,829
Equity earnings	(4,170)
Income distribution from equity investees	2,891
Minority interest in pretax income	(1,952)
Amortization of capitalized interest	264
Federal and state income taxes	18,603
Fixed charges	10,714
Total Earnings as Defined	$58,179

Fixed Charges
Interest expense on long-term debt and other	$9,751
Interest on rentals*	412
Amortization of debt issuance costs	455
AFUDC - borrowed funds	96
Total Fixed Charges	$10,714

Ratio of Earnings to Fixed Charges	5.43X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.